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                                                                       EXHIBIT 7
LOGO                                                  KOFAX IMAGE PRODUCTS

                                                      16245 LAGUNA CANYON RD.
                                                      IRVINE, CA 92618-3603
                                                      PHONE: 949-727-1733
                                                      FAX: 949-727-3144
                                                      HTTP://WWW.KOFAX.COM

August 3, 1999

To Our Stockholders:

     I am pleased to inform you that on July 27, 1999, Kofax Image Products, Inc. ("Kofax") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Imaging Components Corporation ("Purchaser") and Imaging Acquisition Corporation, a wholly-owned subsidiary of Purchaser ("Merger Sub"), pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Kofax Common Stock (the "Shares"), for $12.75 per share, net to the seller in cash. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which, among other things, any and all remaining shares of Kofax Common Stock, other than Shares purchased by Purchaser and certain Shares owned by management, will be converted into the right to receive $12.75 per share in cash, without interest.

     YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF KOFAX,
(II) HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (III) UNANIMOUSLY RECOMMENDS THAT KOFAX SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of C.E. Unterberg, Towbin, Kofax's financial advisor, that the consideration to be received by holders of Kofax Common Stock in the Offer and the Merger is fair to such holders from a financial point of view. A more complete description of the factors considered by the Board of Directors, including the nature of our management group's interests in these transactions, is set forth in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

     A more complete description of the Offer and the Merger is set forth in the accompanying Offer to Purchase dated August 3, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully before making a decision with respect to tendering your Shares in the Offer.

Sincerely,
LOGO

David S. Silver
Chief Executive Officer